Mail Stop 3561

October 6, 2009

Mr. W. Douglas Benn
Chief Financial Officer
26901 Malibu Hills Road
Calabasas Hills, California 91301

      Re: **The Cheesecake Factory Incorporated**
               Form 10-K for the year ended December 30, 2008
               Filed February 27, 2009
               File No. 000-20574

Dear Mr. Benn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Linda Cvrkel
               Branch Chief

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(866) 743-1789